UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        FORM 12b-25

                  NOTIFICATION OF LATE FILING

     (Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
               [ ] Form 10-Q  [_] Form N-SAR

          For Period Ended:      June 30, 2003
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       [_]  Transition Report on Form 10-K
       [_]  Transition Report on Form 20-F
       [_]  Transition Report on Form 11-K
       [_]  Transition Report on Form 10-Q
       [_]  Transition Report on Form N-SAR

                   For the Transition Period Ended:
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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     PART I--REGISTRANT INFORMATION
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     Full Name of Registrant

     Advanced Oxygen Technologies, Inc.
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     Former Name if Applicable

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     Address of Principal Executive Office (Street and Number)

     C/O Crossfield, Inc. 133 W 13th Street, Suite #5
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     City, State and Zip Code

     New York, NY 10011-7831
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     PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x]   (b)  The subject annual report, semi-annual report,
     transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III--NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     In March 2003, the Company purchased IP Service, ApS. This had a material effect on the Company.

     The Company's fiscal year ended June 30, 2003, making it an unreasonable burden and expense to prepare its Annual Report on Form 10-KSB by the September 29, 2003 deadline. The Company intends to file its Annual Report on Form 10-KSB by no later than October 13, 2003.

     PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Robert E. Wolfe        (212)      (727-7083)
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          (Name)              (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
          Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
          [X] Yes  [_] No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          [X] Yes  [_] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Due to Advanced Oxygen Technologies, Inc. acquiring IP Service, ApS, a Danish company, in March, 2003, there were complications concerning the translation of information into English, converting information from the IP Service, ApS' prior fiscal year, and timely reconciling of the Danish accounting and auditing principles and procedures to U.S. accounting and auditing principles and procedures.

          The Company expects a profit for the year ended June 30, 2003 of approximately 130,000 compared with a loss of 29,907 for the year ended June 30, 2002. The difference was primarily due to: the fact that the Company had little operations during 2002, the Company retired its long-term debt, and the Company acquired IP Service, ApS.


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                     Advanced Oxygen Technologies, Inc.
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                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


     Date  September 29,2003         By  /s/ Robert E. Wolfe
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                                      Robert E. Wolfe,
                                      Chairman of the Board, and
                                      Chief Executive Officer